                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           _______________________

                                   FORM 11-K

                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         (MARK ONE):

         [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         FOR THE TRANSITION PERIOD FROM ___________ TO ____________


                 COMMISSION FILE NUMBERS 33-29528 AND 33-44770

                                 ALLERGAN, INC.
                         SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)

                                 ALLERGAN, INC.
                   PUERTO RICO SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)

                                 ALLERGAN, INC.
                               2525 DUPONT DRIVE
                          IRVINE, CALIFORNIA 92715
                    (Name of issuer of the securities held
                 pursuant to the plan and the address of its
                         principal executive office.)

4.      ERISA Financial Statements and Schedules and Exhibits:

        (a)     Financial Statements and Schedules:

                Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with
                Fund Information as of December 31, 1994 and 1993 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1994 - Allergan, Inc. Savings and Investment Plan.

                Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1994 and 1993 - Allergan Inc. Savings and Investment Plan.

                Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1994 - Allergan, Inc. Savings and Investment Plan.

                Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

                Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994 - Allergan, Inc. Savings and Investment Plan.

                Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994 - Allergan, Inc. Savings and Investment Plan.

                Independent Auditors' Report of KPMG Peat Marwick LLP on the Statements of Net Assets Available for Plan Benefits, with
                Fund Information as of December 31, 1994 and 1993 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1994 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1994 and 1993 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Statement of Changes in Net Assets Available for Plan
                Benefits, with Fund Information for the Year Ended December 31, 1994 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Notes to Financial Statements - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

        (b)     Exhibits

                Exhibit 23 - Consent of KPMG Peat Marwick LLP


                                  SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           ALLERGAN, INC. SAVINGS
                                           AND INVESTMENT PLAN

                                           ALLERGAN, INC. PUERTO RICO
                                           SAVINGS AND INVESTMENT PLAN


Date:   June 28, 1995                          BY: FRANCIS R. TUNNEY, JR.
      -----------------                            ----------------------
                                               Francis R. Tunney, Jr.
                                               Allergan, Inc. Management
                                               Plan Committee

                                ALLERGAN, INC.

                         SAVINGS AND INVESTMENT PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1993

                                 ALLERGAN, INC.
                         SAVINGS AND INVESTMENT PLAN

          Index to Financial Statements and Supplementary Schedules

Financial Statements                                                                                    Page
- --------------------                                                                                    ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1994 . . . . . . . . . . . . . . . . . . . . . .      4

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5

Supplementary Schedules                                                                               Schedule
- -----------------------                                                                               --------
Item 27a - Schedule of Assets Held for Investment Purposes -- December 31, 1994 . . . . . . . . . .      1

Item 27d - Schedule of Reportable Transactions -- Year ended December 31, 1994  . . . . . . . . . .      2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


The Management Plan Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1994 and 1993, and for the year ended December 31, 1994, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                             KPMG PEAT MARWICK LLP

Orange County, California
June 16, 1995

                                 ALLERGAN, INC.
                         Savings and Investment Plan
  Statement of Net Assets Available for Plan Benefits, with Fund Information
                              December 31, 1994

                                               Allergan,
                                                 Inc.                          Interest
                                                Common         Balanced         Income          Equity
                                              Stock Fund         Fund            Fund            Fund           Total
                                             -----------      ----------      ----------      ----------      ----------
                      ASSETS
                      -------

Investments, at fair value:
    Common stock of Allergan, Inc.,
      cost $14,182,912                       $21,883,863              --              --              --      21,883,863
    Wellington Fund, cost $18,056,974                 --      18,600,891              --              --      18,600,891
    Group contracts with insurance
      companies, cost approximates market             --              --      21,798,091              --      21,798,091
    Windsor Fund, cost $17,162,309                    --              --              --      16,361,761      16,361,761
                                             -----------      ----------      ----------      ----------      ----------
Total investments                             21,883,863      18,600,891      21,798,091      16,361,761      78,644,606
Interest bearing cash and
  cash equivalents                               558,076         107,253              30         222,512         887,871

Receivables:
    Employer contributions                       318,775             126          (2,494)            654         317,061
    Employee contributions                       125,792         114,756         143,939         229,221         613,708
    Accrued interest and dividends                   612             107               6             209             934

Payables:
    Contribution refunds                         (22,111)        (32,148)        (44,159)        (52,280)       (150,698)
    Purchases pending settlement                      --        (107,229)             --        (222,463)       (329,692)
    Short-term fund investment fees                  (13)             (2)             --              (4)            (19)
                                             -----------      ----------      ----------      ----------      ----------
Subsequent event (note 4)
    Net assets available
    for Plan benefits (note 5)               $22,864,994      18,683,754      21,895,413      16,539,610      79,983,771
                                             ===========      ==========      ==========      ==========      ==========

                See accompanying notes to financial statements.

                                ALLERGAN, INC.
                         Savings and Investment Plan
  Statement of Net Assets Available for Plan Benefits, with Fund Information
                              December 31, 1993



                                             Allergan,
                                               Inc.                           Interest
                                              Common          Balanced         Income          Equity
                                            Stock Fund          Fund            Fund            Fund            Total
                                            -----------      ----------      ----------     -----------      ----------
                      ASSETS
                      -------

Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $13,243,843                     $16,732,296              --             --               --      16,732,296
     Wellington Fund, cost $17,415,788               --      19,036,854             --               --      19,036,854
     Group contracts with insurance
       companies, cost approximates market           --              --     15,031,390               --      15,031,390
     Windsor Fund, cost $12,743,053                  --              --             --       13,627,387      13,627,387
                                            -----------      ----------      ----------      ----------      ----------
Total investments                            16,732,296      19,036,854      15,031,390      13,627,387      64,427,927

Interest bearing cash and cash equivalents      176,886          98,637       6,121,172         173,776       6,570,471

Receivables:
     Employer contributions                     143,661             347           1,014             493         145,515
     Employee contributions                      81,298          82,906         139,390         157,070         460,664
     Accrued interest and dividends                  20              11             637              18             686

Payables:
     Contribution refunds                       (41,213)        (60,754)        (84,281)       (101,190)       (287,438)
     Purchases pending settlement                    --         (98,632)             --        (173,767)       (272,399)
     Short-term investment fees                      --              --             (21)             --             (21)
                                            -----------      ----------      ----------      ----------      ----------
     Net assets available
     for Plan benefits (note 5)             $17,092,948      19,059,369      21,209,301      13,683,787      71,045,405
                                            -----------      ----------      ----------      ----------      ----------


                See accompanying notes to financial statements.

                                ALLERGAN, INC.
                         Savings and Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits,
                            with Fund Information
                     For the Year Ended December 31, 1994

                                               Allergan,
                                                 Inc.                           Interest
                                                Common          Balanced         Income          Equity
                                              Stock Fund          Fund            Fund            Fund           Total
                                              -----------     -----------     ------------     -----------     -----------
Additions to Plan assets attributed to:

Net appreciation (depreciation)
  in fair value of investments                $ 4,340,741        (929,859)         948,746        (588,142)      3,771,486
Interest                                            5,914           1,980          508,192           4,196         520,282
Dividends                                         319,419         827,483               --         503,999       1,650,901
                                              -----------      ----------       ----------      ----------      ----------
Total investment income (loss)                  4,666,074        (100,396)       1,456,938         (79,947)      5,942,669
                                              -----------      ----------       ----------      ----------      ----------

Contributions:

     Employer - Company match                   2,190,732          10,540           17,294           8,730       2,227,296
     Employees:
       Before tax                                 815,129       1,189,789        1,501,720       2,379,857       5,886,495
       After tax                                  222,156         374,459          682,248         679,212       1,958,075
                                              -----------      ----------       ----------      ----------      ----------
Total contributions                             3,228,017       1,574,788        2,201,262       3,067,799      10,071,866
                                              -----------      ----------       ----------      ----------      ----------
Total additions                                 7,894,091       1,474,392        3,658,200       2,987,852      16,014,535
                                              -----------      ----------       ----------      ----------      ----------
Deductions from Plan assets attributed to:

Withdrawals and distributions                  (1,685,604)     (1,843,724)      (2,309,349)     (1,229,293)     (7,067,970)
Administrative expenses                              (166)            (57)          (7,860)           (116)         (8,199)
                                              -----------      ----------       ----------      ----------      ----------
Total deductions                               (1,685,770)     (1,843,781)      (2,317,209)     (1,229,409)     (7,076,169)
                                              -----------      ----------       ----------      ----------      ----------
Increase (decrease) in
  net assets available
  for Plan benefits                             6,208,321        (369,389)       1,340,991       1,758,443       8,938,366
                                              -----------      ----------       ----------      ----------      ----------

Net assets available for Plan
  benefits, beginning of year                  17,092,948      19,059,369       21,209,301      13,683,787      71,045,405
Net interfund transfers                          (436,275)         (6,226)        (654,879)      1,097,380              --
                                              -----------      ----------       ----------      ----------      ----------
Net assets available for Plan
  benefits, end of year                       $22,864,994      18,683,754       21,895,413      16,539,610      79,983,771
                                              ===========      ==========       ==========      ==========      ==========


                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993


(1)      Description of the Plan

         The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                 General

                 The Plan was created on July 27, 1989 in connection with the spin-off of Allergan, Inc. from SmithKline Beckman Corporation. Upon spin-off, the Allergan employee balances included within the SmithKline Beckman Savings and Investment Plan (the "SmithKline Savings Plan") were transferred to the Plan in accordance with the Plan agreement.

                 The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). Under terms of the Plan, eligible employees may voluntarily elect to contribute:

                 (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

                 (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,240 and $8,994 for the years ended December 31, 1994 and 1993, respectively, under provision 401(k) of the Internal Revenue Code or,

                 (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

                 The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                 Contributions

                 The Company contributes an amount equal to 50% of each employee's contribution not exceeding 5% of defined compensation.

                 Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

                 Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund or the Equity Fund or any combination of the four funds at the employee's discretion. Company contributions consist of common stock of Allergan, Inc. which are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions both past and current, invested in any of the funds.

                 Investment Options

                 Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                 Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993


                 A description of each investment fund follows:

                 Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

                 Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by the Vanguard Group under the name "Wellington Fund."

                 Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

                 Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by the Vanguard Group under the name "Windsor Fund."

                 The number of employees participating in these funds at December 31, 1994 and 1993 was as follows:

                                                                      1994             1993
                                                                     ------           ------
                                                                   (Unaudited)      (Unaudited)
                 Allergan, Inc. Common Stock Fund                    2,054            1,858
                 Balanced Fund                                       1,529            1,397
                 Interest Income Fund                                1,385            1,291
                 Equity Fund                                         1,508            1,262

                 Participant Accounts

                 Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings.
                 The earnings of each of the funds are allocated monthly to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                 Vesting and Forfeitures

                 Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. No forfeitures were available for offset of future contribution requirements at December 31, 1994.

                 Withdrawals

                 Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to participate in the Plan for a period of six months following the withdrawal.

                 Prior to age 59 1/2, employee "before-tax" contributions may only be withdrawn in the event of financial hardship and after the withdrawal of the value of employee "after-tax" contributions and employer contributions.

                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993


                 Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

                 Continuation of the Plan

                 The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)      Summary of Significant Accounting Policies

                 Basis of Presentation

                 The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts.

                 Investments

                 Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the Windsor Fund and the Wellington Fund are based upon the net asset value reported by the funds.

                 Investments in group contracts with insurance companies are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

                 Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

                 The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation
                 (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                 Interest Bearing Cash and Cash Equivalents

                 Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

                 Administrative Expenses

                 Certain administrative expenses of the Plan are paid by the Company.

                 Reclassifications

                 Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993

(3)      Investments

         The following tables present the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                      1994

                                                   No. Shares,
                                                    Units or
                                                    Principal                                             Fair
                                                     Amounts                    Cost                      Value
                                                   ----------               -----------                -----------

 Common Stock:
         Allergan, Inc.                               774,650               $14,182,912                $21,883,863
                                                   ==========               ===========                ===========
 Group Insurance Contracts:

         Provident National Assurance Co.
         Contract #027-04575, annual
         effective return 9.53% in 1994,
         latest maturity 12/31/94                   5,198,353                 5,198,353                  5,198,353

         LaSalle National Trust
         annual effective returns varying
         from 5.85% to 6.34% in 1994                6,052,144                 6,052,144                  6,052,144

         J.P. Morgan
         Contract #428, annual
         effective returns varying from 5.79%,
         6.38%, and 6.67% in 1994,
         latest maturity 12/23/96                   7,275,633                 7,275,633                  7,275,633

         J.P. Morgan
         Maaagic Fund #2045
         effective return 6.04% in 1994,
         maturity 2/15/98                           3,271,961                 3,271,961                  3,271,961
                                                   ----------               -----------                -----------

         Total Group Insurance Contracts           21,798,091               $21,798,091                $21,798,091
                                                   ==========               ===========                ===========
 Mutual Funds:

         Wellington Fund                              959,303                18,056,974                 18,600,891
         Windsor Fund                               1,299,584                17,162,309                 16,361,761
                                                   ----------               -----------                -----------
         Total Mutual Funds                         2,258,887               $35,219,283                $34,962,652
                                                   ==========               ===========                ===========
 Temporary Investment and Deposits:
         Mellon Bank
         EB Temporary Investment Fund,
         annual effective rate 5.74%                  887,871                  $887,871                   $887,871
                                                      =======                  ========                   ========


                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993


(3)      Investments (continued)

                                                                      1993
                                                                      ----
                                                     No. Shares,
                                                     Units or
                                                     Principal                                              Fair
                                                     Amounts                    Cost                       Value
                                                     -------                    ----                       -----
         Common Stock:
                 Allergan, Inc.                      739,549                $13,243,843                $16,732,296
                                                     =======                ===========                ===========

         Group Insurance Contracts:

                 Provident National Assurance Co.
                 Contract #027-04575, annual
                 effective return 9.53% in 1993,
                 latest maturity 12/31/94          4,750,242                  4,750,242                  4,750,242

                 J.P. Morgan
                 Contract #428, annual
                 effective returns varying
                 from 5.79% to 6.67% in 1993,
                 latest maturity 12/23/96          7,274,403                  7,274,403                  7,274,403

                 J.P. Morgan
                 Maaagic Fund #2045
                 effective return 6.036%
                 in 1993, maturity 2/15/98         3,006,745                  3,006,745                  3,006,745
                                                  ----------                -----------                -----------
                 Total Group Insurance Contracts  15,031,390                $15,031,390                $15,031,390
                                                  ==========                ===========                ===========

         Mutual Funds:
                 Wellington Fund                     933,179                 17,415,788                 19,036,854

                 Windsor Fund                        979,683                 12,743,053                 13,627,387
                                                  ----------                -----------                -----------
                 Total Mutual Funds                1,912,862                $30,158,841                $32,664,241
                                                  ==========                ===========                ===========

         Temporary Investments and Deposits:

                 Mellon Bank
                 EB Temporary Investment Fund,
                 annual effective rate 3.4%        2,644,847                  2,644,847                  2,644,847

                 Deposited at Interest in Mellon
                 Bank, annual effective rate 2%    3,925,624                  3,925,624                  3,925,624
                                                   ---------                 ----------                 ----------
                                                   6,570,471                 $6,570,471                 $6,570,471
                                                   =========                 ==========                 ==========


                                 ALLERGAN, INC.
                          Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993


(4)      Federal Income Taxes

         The Plan obtained its latest determination letter on April 27, 1992, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan was amended on December 30, 1994, and a request for a new determination letter was made on March 27, 1995. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)      Outstanding Commitments to Participants

         At December 31, 1994, the Plan had received requests for and has a commitment to pay withdrawals and distributions to terminated and withdrawing participants totaling $1,749,312. These amounts will be paid subsequent to December 31, 1994 to the respective withdrawing and terminated participants. At December 31, 1993 the Plan had a commitment to pay withdrawals and distributions totaling $747,982. These amounts were paid subsequent to December 31, 1993.

                                                                      Schedule 1


                                 ALLERGAN, INC.
                          Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1994


                                                   No. Shares,
                                                   Units or
                                                   Principal                                                Fair
                                                   Amounts                       Cost                      Value
                                                   ----------                    ----                      -----
Common Stock:
     Allergan, Inc.                                  774,650                  $14,182,912               $21,883,863
                                                     =======                  ===========               ===========
Group Insurance Contracts:

     Provident National Assurance Co.
     Contract #027-04575, annual
     effective return 9.53% in 1994,
     latest maturity 12/31/94                      5,198,353                    5,198,353                 5,198,353

     LaSalle National Trust
     annual effective returns varying
     from 5.85% to 6.34% in 1994                   6,052,144                    6,052,144                 6,052,144

     J.P. Morgan
     Contract #428, annual
     effective returns varying from 5.79%
     to 6.67%, latest maturity 12/23/96            7,275,633                    7,275,633                 7,275,633

     J.P. Morgan
     Maaagic Fund #2045
     effective return 6.04%
     in 1994, maturity 2/15/98                     3,271,961                    3,271,961                 3,271,961
                                                  ----------                  -----------               -----------

     Total Group Insurance Contracts              21,798,091                  $21,798,091               $21,798,091
                                                  ==========                  ===========               ===========
Mutual Funds:

     Wellington Fund                                 959,303                   18,056,974                18,600,891
     Windsor Fund                                  1,299,584                   17,162,309                16,361,761
                                                  ----------                  -----------               -----------

     Total Mutual Funds                            2,258,887                  $35,219,283               $34,962,652
                                                  ==========                  ===========               ===========
Temporary Investments and Deposits:

     Mellon Bank
     EB Temporary Investment Fund,
     annual effective rate 5.74%                     887,871                     $887,871                  $887,871
                                                     =======                     ========                  ========


                See accompanying independent auditors' report.

                                                                      Schedule 2
                                 ALLERGAN, INC.
                          Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1994

                                                                                                       Current Value
                                                                                           Cost         of Asset on
 Identity of            Description                     Purchase         Sales              of          Transaction     Net Gain
Party Involved           of Asset                        Price           Price             Asset            Date        or (Loss)
- --------------           --------                        -----           -----             -----          --------      ---------
Not Applicable         LaSalle National Trust
                       Income Plus Fund               $7,819,426                        $7,819,426       $7,819,426         $-0-

Not Applicable         LaSalle National Trust
                       Income Plus Fund                                $2,308,890        2,308,890        2,308,890          -0-

Mellon Bank N.A.       EB Temporary
                         Investment Fund              13,745,037                        13,745,037       13,745,037          -0-

Mellon Bank N.A.       EB Temporary
                         Investment Fund                                16,099,325      16,099,325       16,099,325          -0-

Mellon Bank N.A.       Deposited at Interest
                         in Mellon Bank
                         (2.00%)                         979,118                           979,118          979,118          -0-

Mellon Bank N.A.       Deposited at Interest
                         in Mellon Bank
                         (2.00%)                                        5,394,717        5,394,717        5,394,717          -0-

Various                Vanguard/Windsor                4,101,655                         4,101,655        4,101,655          -0-

Various                Vanguard/Windsor                                 1,266,955        1,201,312        1,266,955      65,643

                 See accompanying independent auditors' report.

                                 ALLERGAN, INC.

                                  PUERTO RICO

                          SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

                                 ALLERGAN, INC.
                                  PUERTO RICO
                          SAVINGS AND INVESTMENT PLAN

           Index to Financial Statements and Supplementary Schedules





Financial Statements                                                                                    Page
- --------------------                                                                                    ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1994 . . . . . . . . . . . . . . . . . . . . . .      4

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5



Supplementary Schedules                                                                               Schedule
- -----------------------                                                                               --------

Item 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Item 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Management Plan Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 1994 and 1993, and for the year ended December 31, 1994, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Puerto Rico Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       KPMG PEAT MARWICK LLP

Orange County, California
June 16, 1995

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                               December 31, 1994



                                                Allergan,
                                                  Inc.                     Interest
                                                 Common       Balanced      Income       Equity
                                               Stock Fund       Fund         Fund         Fund        Total
                                               ----------       ----         ----         ----        -----
                      ASSETS
                      ------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $610,242                            $941,601            --           --          --       941,601

     Wellington Fund, cost $201,371                   --       207,437           --          --       207,437

     Group contracts with insurance
       companies, cost approximates market            --            --      857,791          --       857,791

     Windsor Fund, cost $323,464                      --            --           --     308,375       308,375
                                                --------       -------      -------     -------     ---------

Total investments                                941,601       207,437      857,791     308,375     2,315,204

Interest bearing cash and cash equivalents         3,020         1,196           --       4,194         8,410

Receivables:

     Employer contributions                       20,097            --           --          --        20,097

     Employee contributions                        5,383        17,405        9,515      20,883        53,186

     Accrued interest and dividends                   --             1           --           4             5

Payables:

     Purchases pending settlement                     --        (1,196)          --      (4,193)       (5,389)
                                                --------       -------      -------     -------     ---------

Subsequent event (note 4)

         Net assets available for
         Plan benefits (note 5)                 $970,101       224,843      867,306     329,263     2,391,513
                                                ========       =======      =======     =======     =========



                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                               December 31, 1993



                                                  Allergan,
                                                    Inc.                        Interest
                                                   Common        Balanced        Income       Equity
                                                 Stock Fund        Fund           Fund         Fund          Total
                                                 ----------      --------       --------      -------      ---------
                      ASSETS
                      -------

Investments, at fair value:

     Common stock of Allergan, Inc.,
       cost $455,293                              $575,218            --             --            --        575,218

     Group contracts with insurance
       companies, cost approximates market              --            --        771,989            --        771,989
                                                  --------        ------        -------       -------      ---------

Total investments                                  575,218            --        771,989            --      1,347,207

Interest bearing cash and cash equivalents         (26,213)           --        269,357            --        243,144

Receivables:

     Employer contributions                         36,339            --             --            --         36,339

     Employee contributions                             --            --        120,149            --        120,149

     Interfund                                      42,738        84,199       (253,185)      126,248             --

     Accrued interest and dividends                     --            --             27            --             27

Payables:

     Contribution refunds                             (192)       (1,862)       (23,084)       (2,621)       (27,759)
                                                  --------        ------        -------       -------      ---------

         Net assets available for
         Plan benefits (note 5)                   $627,890        82,337        885,253       123,627      1,719,107
                                                  ========        ======        =======       =======      =========




                See accompanying notes to financial statements.

                                ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                     For the Year Ended December 31, 1994


                                               Allergan,
                                                 Inc.                         Interest
                                                Common         Balanced        Income         Equity
                                              Stock Fund         Fund           Fund           Fund          Total
                                              ----------         ----           ----           ----          -----
Additions to Plan assets attributed to:

Net appreciation (depreciation)
  in fair value of investments               $168,651          (7,027)         19,813         (8,230)       173,207

Interest                                          230              15          19,964             59         20,268

Dividends                                      12,410           6,253              --          7,053         25,716
                                             --------         -------        --------       --------      ---------

Total investment income (loss)                181,291            (759)         39,777         (1,118)       219,191
                                             --------         -------        --------       --------      ---------

Contributions:
     Employer - Company match                 208,505              --              --             --        208,505

     Employees:
       Before tax                              61,722         145,802         100,985        211,775        520,284
       After tax                                3,859          13,493           9,313         19,057         45,722
                                             --------         -------        --------       --------      ---------

Total contributions                           274,086         159,295         110,298        230,832        774,511
                                             --------         -------        --------       --------      ---------
Total additions                               455,377         158,536         150,075        229,714        993,702
                                             --------         -------        --------       --------      ---------

Deductions from Plan assets attributed to:

Withdrawals and distributions                (107,792)        (21,409)       (163,813)       (27,965)      (320,979)
Administrative expenses                            (6)             --            (309)            (2)          (317)
                                             --------         -------        --------       --------      ---------

Total deductions                             (107,798)        (21,409)       (164,122)       (27,967)      (321,296)
                                             --------         -------        --------       --------      ---------

     Net increase (decrease) in
         net assets available
         for Plan benefits                    347,579         137,127         (14,047)       201,747        672,406

Net assets available for Plan
  benefits, beginning of year                 627,890          82,337         885,253        123,627      1,719,107


Net interfund transfers                        (5,368)          5,379          (3,900)         3,889             --
                                             --------         -------        --------       --------      ---------

Net assets available for Plan
    benefits, end of year                    $970,101         224,843         867,306        329,263      2,391,513
                                             ========         =======        ========       ========      =========

                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993





(1)      Description of the Plan

         The following description of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Under terms of the Plan, eligible employees may, after six months of service, voluntarily elect to contribute:

         (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

         (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $9,240 and $8,994 for the years ended December 31, 1994 and 1993, respectively, under provision 401(k) of the Internal Revenue Code or,

         (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

         Contributions

         Effective July 1, 1993, the Company contributes an amount equal to 50% of each employee's contribution not exceeding 6% of defined compensation. Prior to July 1, 1993, the Company contributed an amount equal to 100% of each employee's contribution not exceeding 4% of defined compensation.

         Certain limitations imposed by the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954 may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

         Effective July 1, 1993, employee contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund or the Equity Fund or any combination of the four funds at the employee's discretion. Prior to July 1, 1993, employee contributions were invested in the Interest Income Fund. Company contributions consist of Allergan, Inc. Common Stock and are invested in the Allergan, Inc. Common Stock Fund except, after employees reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

         Investment Options

         Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

         Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

                                                                     (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993





         A description of each investment fund follows:

         Allergan, Inc. Common Stock Fund- The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

         Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by the Vanguard Group under the name "Wellington Fund."

         Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts and short term money market funds issued by major insurance companies and banks.

         Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by the Vanguard Group under the name "Windsor Fund."

         The number of employees participating in these funds at December 31, 1994 and 1993 was as follows:

                                                         1994             1993
                                                         ----             ----
                                                      (unaudited)      (unaudited)
         Allergan, Inc. Common Stock Fund                 360              393
         Balance Fund                                     228              236
         Interest Income Fund                             225              250
         Equity Fund                                      240              252


         Participant Accounts

         Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated monthly to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

         Vesting and Forfeiture

         Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Notwithstanding the above, a Participant shall at all times be 100% vested in all amounts transferred from the SmithKline Puerto Rico Savings Plan. Forfeitures are used by the Company to offset future contribution requirements. Forfeitures available for offset of future contribution requirements totaled $74 at December 31, 1994.

                                                                     (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993





         Withdrawal

         Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

         Prior to age 59 1/2, employee "before tax" contributions may only be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after tax" contributions and employer contributions.

         Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

         Continuation of the Plan

         The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts.

         Investment

         Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange.

         Investments in group contracts with insurance companies are stated at cost (contract value), which approximates market. Contract value represents contributions, net of distributions made under the Plan, plus interest at the contract rate.

         Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.




                                                                     (continued)

                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993





         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Interest Bearing Cash and Cash Equivalents

         Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

         Administrative Expenses

         Certain administrative expenses of the Plan are paid by the Company.

(3)      Assets Held for Investments

                                                             DECEMBER 31, 1994
                                                             -----------------

                                             No. Shares                            Fair
                                            or Par Value        Value              Cost
                                            ------------        -----              ----
Common Stock:
         Allergan, Inc.                       33,331           $610,242           $941,601
                                              ======           ========           ========

Group Insurance Contracts:

         Provident National Assurance Co.
         Contract #027-04576, annual
         effective return 9.53% in 1994,
         latest maturity 12/31/94            700,024            700,024            700,024

         LaSalle National Trust
         annual effective returns varying
         from 5.85%  to 6.34% in 1994        102,404            102,404            102,404

         J.P. Morgan
         Maaagic Fund #2045
         Effective return 6.04%
         in 1994, maturity 2/15/98            55,363             55,363             55,363
                                           ---------           --------           --------

         Total Group Insurance Contracts     857,791           $857,791           $857,791
                                             =======           ========           ========

Mutual Funds:

         Wellington Fund                      10,698            201,371            207,437
         Windsor Fund                         24,494            323,464            308,375
                                            --------           --------           --------

         Total Mutual Funds                   35,192           $524,835           $515,812
                                            ========           ========           ========

Temporary Investments and Deposits:

         Mellon Bank
         EB Temporary Investment Fund,
         annual effective rate 5.74%           8,410             $8,410             $8,410
                                               =====             ======             ======
                                                                                (continued)




                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 1994 and 1993





                                                   DECEMBER 31, 1993
                                                   -----------------

                                                     No. Shares                                   Fair
                                                    or Par Value              Cost               Value
                                                    ------------            --------            --------
Common Stock:
         Allergan, Inc.                                 25,424              $455,293            $575,218
                                                       =======              ========            ========

Group Insurance Contracts:

         Provident National Assurance Co.
         Contract #027-04576, annual
         effective returns varying from 5.79%
         to 6.67% in 1993,
         latest maturity 12/31/94                      639,680               639,680             639,680


         J.P. Morgan
         Maaagic Fund #2045
         Effective return 6.036%
         in 1993, maturity 2/15/98                     132,309               132,309             132,309
                                                       -------              --------            --------

                                                       771,989              $771,989            $771,989
                                                       =======              ========            ========

Temporary Investments and Deposits:

         Mellon Bank
         EB Temporary Investment Fund,
         annual effective rate 3.4%                     70,401                70,401              70,401

         Deposited at Interest in
         Mellon Bank effective rate 2%                 172,743              $172,743            $172,743
                                                       -------              --------            --------

                                                       243,144              $243,144            $243,144
                                                       =======              ========            ========

(4)      Tax Status of the Plan

         The Plan is intended to constitute a profit sharing plan qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954 and
         Section 401(a) of the Internal Revenue Code of 1986 and is exempt from taxation under Section 501(a).

         The Plan obtained its latest determination letter on August 11, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A new determination letter was obtained on March 7, 1995 subject to the adoption of proposed amendments. On April 27, 1995, the proposed amendments to the Plan were adopted.

(5)      Outstanding Commitments to Participants

         At December 31, 1994, the Plan had received requests for and has a commitment to pay withdrawals and distributions to terminated and withdrawing participants totaling $37,011. These amounts will be paid subsequent to December 31, 1994 to the respective withdrawing and terminated participants. At December 31, 1993 the Plan had a commitment to pay withdrawals and distributions totaling $34,982. These amounts were paid subsequent to December 31, 1993.

                                                                      Schedule 1


                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1994


                                                     No. Shares
                                                      Units or
                                                     Principal                                   Fair
                                                      Amounts                Cost               Value
                                                     ----------            --------            --------
Common Stock:
         Allergan, Inc.                                 33,331             $610,242            $941.601
                                                       =======             ========            ========

Group Insurance Contracts:

         Provident National Assurance Co.
         Contract #027-04575, annual
         effective return 9.53% in 1994,
         latest maturity 12/31/94                      700,024              700,024             700,024

         LaSalle National Trust
         annual effective returns varying
         from 5.85% to 6.34% in 1994                   102,404              102,404             102,404

         J.P. Morgan
         Maaagic Fund #2045
         effective return 6.04%
         in 1994, maturity 2/15/98                      55,363               55,363              55,363
                                                       -------             --------            --------

          Total Group Insurance Contracts              857,791             $857,791            $857,791
                                                       =======             ========            ========
Mutual Funds:

         Wellington Fund                                10,698              201,371             207,437
         Windsor Fund                                   24,494              323,464             308,375
                                                       -------             --------            --------

         Total Mutual Funds                             35,192             $524,835            $515,812
                                                       =======             ========            ========

Temporary Investment and Deposits:

         Mellon Bank
         EB Temporary Investment Fund,
         annual effective rate 5.74%                     8,410               $8,410              $8,410
                                                         =====               ======              ======




                                  See accompanying independent auditors' report.

                                                                      Schedule 2
                                 ALLERGAN, INC.
                    Puerto Rico Savings and Investment Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1994

                                                                                                     Current Value
                                                                                        Cost          of Asset on
 Identity of                  Description             Purchase          Sales            of           Transaction         Net Gain
Party Involved                 of Asset                Price            Price           Asset             Date            or (Loss)
- --------------                 --------                -----            -----           -----           --------          ---------
Mellon Bank N.A.        EB Temporary
                        Investment Fund               $984,035                         $984,035         $984,035            $-0-

Mellon Bank N.A.        EB Temporary
                        Investment Fund                                $448,819         448,819          448,819             -0-

Mellon Bank N.A.        Deposited at Interest
                        in Mellon Bank                  83,806                           83,806           83,806             -0-
                        (2.00%)

Mellon Bank N.A.        Deposited at Interest
                        in Mellon Bank
                        (2.00%)                                         200,283         200,283          200,283             -0-

Not Applicable          LaSalle National Trust
                        Income Plus Fund               406,354                          406,354          406,354             -0-

Not Applicable          LaSalle National Trust
                        Income Plus Fund                                 90,705          90,705           90,705             -0-

Various                 Vanguard/Windsor               311,099                          311,099          311,099             -0-

Various                 Vanguard/Windsor                                 17,729          16,810           17,729            919




                See accompanying independent auditors' report.